FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   November 21, 2007

American National Bankshares Inc.

(Exact name of registrant as specified in its charter)

Virginia	0-12820	54-1284688
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA	24541
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   434-792-5111

Not applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 8.01 Other Events
On November 21, 2007, American National Bankshares Inc. issued a news release, which is furnished with this Current Report on Form 8-K as Exhibit 99.1, announcing its quarterly dividend.

Item 9.01 Financial Statements and Exhibits
(c) Exhibits: The following exhibits are furnished with this report.

Exhibit

Number	Description
99.1	News Release dated November 21, 2007, entitled "American National Bankshares Inc. Announces Dividend"

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 21, 2007   /s/   Neal A. Petrovich
                                        Senior Vice President and Chief Financial Officer